This is to give advance notice that if H&R Block Inc. publishes a negative image, such as a circle with a slanted line through it next to a 2018 shareholder proposal, that the August 2018 shareholder proposal for "Shareholder Approval of Bylaw Changes," sponsored by shareholder Kenneth Steiner, does not advocate a prohibited action.

In 2016 and 2017 H&R Block inserted negative images next to shareholder proposals.

The images H&R Block inserted in 2016 and 2017 potentially suggested there was something prohibited in regard to the shareholder proposals.

This is potentially materially false or misleading. It also potentially impugned the character, integrity or personal reputation of the proponent.

In General Electric Co. (March 1, 2018) the Staff of the Securities and Exchange Commission said that an image may be omitted simply because it was irrelevant – a much milder condition than potentially being false or misleading and/or impugning the character of the proponent.

Shareholders are asked to vote in favor of the above proposal "Shareholder Approval of Bylaw Changes" for the reasons included with the proposal expected to be published in the H&R Block annual meeting proxy in early August 2018.

John Chevedden

On behalf of Kenneth Steiner

Proponent of the above shareholder proposal.

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934.*

*Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

This is not a solicitation of authority to vote your proxy.  Please DO NOT send me your proxy card; the shareholder is not able to vote your proxies, nor does this communication contemplate such an event.  The shareholder asks all shareholders to vote for the above proposal by following the instructions provided in the management proxy mailing.